
August 26, 2011

Via E-mail
Mr. Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer
Emisphere Technologies, Inc.
240 Cedar Knolls Road, Suite 200
Cedar Knolls, NJ 07927

      Re: Emisphere Technologies, Inc.
               File No. 000-17758

Dear Mr. Garone:

We have reviewed your correspondence filed August 19, 2011. We note your response to our query and reissue the comment. You state that you relied upon consultations with Novartis, confidential information provided by Novartis, and your review of available public information to conclude that your current disclosures relating to the risks of drug development and the regulatory approval process are appropriate.

Please provide us with a more detailed analysis that supports your determination that your current disclosures are appropriate, including within your analysis the specific information that you relied upon to support your conclusion. Your discussion should include detailed key points from your consultations with Novartis, confidential information provided by Novartis, and your review of available public information. As previously noted, your analysis should not be limited to statistically-supportive data that links the medicine to the risk, but should also provide any anecdotal information in the public domain that would affect sales of the product.

To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you request to remain confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments. Please note that we will not be in a position to accelerate effectiveness of your pending registration statement until this matter is resolved.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey P. Riedler
Assistant Director

cc: Timothy C. Maguire, Esq.
         Brown Rudnick LLP
         One Financial Center
         Boston, MA 02111